Interim Management’s Discussion and Analysis (“MD&A”)
– Quarterly Highlights

For the Three Months Ended March 31, 2016

Dated: May 12, 2016

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a junior copper exploration and development company with the primary objective to advance its copper projects in the Yerington District, Nevada, United States.

The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and traded at OTCQX Markets under the symbol “QTRRF”.

The Interim MD&A focuses on year-to-date material information about the Company’s financial condition and results of operations as of May 12, 2016, and excludes discussion and analysis that were provided in its annual MD&A for the year ended December 31, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, condensed interim financial statement for the three months ended March 31, 2016, and together with the related notes thereto.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4” respectively. All amounts contained herein are in U.S. dollars, unless otherwise indicated. Tabular amounts are in thousands except for shares. References to CAD$ are to Canadian dollars.

Additional information related to Quaterra is available on its website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date of the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s 2015 annual Form 20-F which is available on SEC website at www.sec.gov

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI 43-101”), the SEC does not recognize these terms. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.

Summary for the three months ended March 31, 2016

In August 2015, the Company’s subsidiary Singatse Peak Services LLC (“SPS”) commenced a five- to seven-hole exploration drilling program at the Bear deposit – a large porphyry copper system – located on the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada. The program is being funded by Freeport-McMoRan Nevada LLC (“Freeport Nevada”) in terms of Stage 2 of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages over a four-year period starting in June 2014.

From June 2015 to the end of March 31, 2016, Freeport Nevada provided $6.6 million in funds to SPS with SPS receiving $2.025 million during the first quarter of 2016. Funds have been used to fund the current exploration drilling program at the Bear Deposit, as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

On February 8, 2016, Quaterra and SPS announced results from Hole B-050, the third core hole of the drill program to explore and further define the Bear deposit. Hole B-050, drilled vertically to a depth of 3,838 feet, intercepted 521.9 feet (159.1 meters) of 0.36% copper beginning at a depth of 2,429.2 feet. Included within this interval is 279.3 feet (85.1 meters) of 0.44% copper starting at 2,491.4 feet. A 6.1 -foot (1.9 meter) interval of massive pyrite-magnetite-chalcopyrite skarn starting at 2,330.5 feet averages 1.91% copper, 0.22 ppm gold and 5.7 ppm silver. Hole B-050 extends the Bear mineralized system an additional 650 feet north of the nearest historic drill hole. The hole was collared 1,050 feet north-northeast of Hole B-048. Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization. The results of the two previous holes, B-048 and B-049, were announced on November 17 and December 23, 2015 respectively.

On December 29, 2014, the Company entered into a Stock Purchase Agreement to sell its 50% interest in the Nieves property in Mexico to its joint venture partner Blackberry Ventures 1, LLC (“Blackberry”) for $4.0 million. In February 2016, the Company agreed to reduce the total payment from $4.0 million to $3.5 million, subject to certain conditions, and extended the final payment of $1.0 million to June 1, 2016. As of March 31, 2016, Blackberry had paid $2.5 million, and owned 75% of the property with the Company owning 25%.

In January and April 2016, the Company received payments each of $500,000 from Freeport-McMoRan Mineral Properties LLC (“FMMP”) in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5 million. In terms of the agreement $1.0 million was paid on Closing and the balance was payable in tranches of $500,000 every quarter for eight consecutive quarters commencing January 1, 2015. As of May 12, a total of $4.0 million has been received from FMMP, with $1.0 million still owing.

On April 6, 2016, Quaterra and SPS announced results from Hole B-051, the fourth core hole in the drill program at the Bear deposit. Hole B-051, drilled vertically to a depth of 3,878 feet, intercepted 1,483.3 feet (452.1 meters) of 0.26% copper beginning at a depth of 2,191.2 feet. Included within this interval is 1,213.8 feet (370.0 meters) of 0.30% copper starting at 2,191.2 feet. Several narrower intervals contain >0.40% copper with anomalous gold and molybdenum. Hole B-051 is a significant step-out from the nearest hole, B-049, approximately 1,150 feet to the west. Historic Hole B-22 is about 1,300 feet to the southwest. The thickness of the mineralized intercept in B-051 is larger than those in the three previous holes of the current drilling program. Bornite also is more common, occurring with chalcopyrite and molybdenite in quartz-sulfide veins, veinlet swarms and stockworks. The quartz-sulfide veins appear to correlate with higher gold and molybdenum values found in B-051 compared to the three previous drill holes. The interval 3,253 to 3278 feet averaged 0.43% copper, 182 ppm molybdenum and 0.12 ppm gold over 25 feet; the interval 2,218 to 2,241.9 feet averaged 445 ppm molybdenum over 23.9 feet.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

Drilling on the final holes of the current program, B-052 and GH-001, has been completed. Assay results for both will be released as soon as they are available.

During the first quarter, Quaterra also completed an induced polarization (IP) geophysical survey at the Bear. This follows a magneto telluric (MT) geophysical survey over the Bear target area the previous year, consisting of 108 stations at 250 meter spacing. The MT and IP survey data may assist in the detection of major fault structures, intrusive rock types and alteration patterns, all of which may be used to gain a better understanding of the Bear deposit, and to assist in drill site selection.

On April 15, 2016, Quaterra announced that Gerald Prosalendis had been named President and Chief Operating Officer of the Company. To accommodate this appointment, Thomas Patton resigned as President while retaining the positions of Chairman and Chief Executive Officer.

Review of Operations and Financial Results

For Q1 2016, the Company had an income of $0.70 million compare to a net loss of $0.52 million in Q1 2015. Both quarters are significantly affected by the non-cash fair value calculations on derivative liability.

Excluding non-cash items, general administrative expenses decreased by $27,000 mainly due to the reduction in personnel costs which were partially offset by higher administrative support to the drilling program for Bear Deposit and reinstated directors’ fees in Q3 2015.

As part of the continued effort to focus on its copper assets in Nevada, the Company disposed of its Mexican subsidiary for gross proceeds of $500,000 in January 2016. The Company is no longer operating in Mexico.

The Company also received a $25,000 fee from Blackberry to extend its final payment of $1 million to June 1, 2016, under the Nieves sale agreement entered on December 29, 2014.

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

•

Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.

•	The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
•

Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars, Canadian dollars and Mexican Pesos, and reports its financial results in U.S. Dollars.

General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program and the availability of funds.
•	Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
•	Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

The following table sets out the quarterly financial information for each of the last eight quarters:

(in thousands of US dollars except for per	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14
share amount)	$	$	$	$	$	$	$	$
Administration and general office	(312)	(382)	(384)	(543)	(343)	(625)	(465)	(486)
Share-based payments	-	-	(196)	(2)	(10)	(37)	(16)	(161)
Exploration partner fee	25	-	25	-	-	2	5	9
Fair value gain (loss) on derivative liability	731	(351)	465	(1,589)	268	8	615	(209)
Foreign exchange gain (loss)	(24)	2	25	(10)	53	197	(16)	3
General exploration costs	(12)	(2)	(8)	(4)	(4)	(126)	(56)	(101)
Gain (loss) on disposal of equipment	-	-	-	(42)	-	-		-
Gain on disposal of subsidiary	343	-	-	-	-	-	-	-
Gain on sale of mineral properties	-	-	-	-	-	2,854	-
Impairments of mineral properties	-	-	-	-	-	(2,473)	-	(549)
Unrealized loss on marketable securities	-	-	-	-	-	-	-	(3)
Interest income (expenses)	(48)	(11)	(25)	(20)	(16)	(34)	(62)	(11)
Net income (loss)	703	(744)	(98)	(2,210)	(52)	(234)	5	(1,508)
Basic income (loss) per share	-	-	-	(0.01)	-	-	-	-

Liquidity and Capital Resources

To date, Quaterra has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for funding. As of May 12, 2016, cash on hand is $5.0 million and working capital is $4.5 million.

During Q1 2016, the Company incurred $1.90 million expenditures in mineral properties, received a total of $2.525 million and expects to receive $3.05 million in 2016 under the Option Agreement with Freeport Nevada, none-core asset sale agreement with FMMP and Nieves sale agreement with Blackberry entered into in 2014.

The funds received under the Option Agreement have been primarily used in the Bear Deposit drilling program, Yerington Assets mineral rights acquisitions and claim maintenance, and general administrative support.

Funds received from assets sales have been used in working capital for corporate activities and expenses.

With the cash on hand, the anticipated funding commitment from Freeport Nevada and the proceeds from the sale of non-core assets, the Company believes it has sufficient cash to maintain its operations in the next 12 months.

The Company has a $500,000 convertible note due on January 2, 2017. The outstanding principal may be converted by the note holder at rate of CAD$0.10 per share at any time until maturity. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at March 31, 2016.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company at a monthly rate of CAD$8,000 for office space plus CAD$5,000 of corporate services until August 31, 2017. The Company may cancel the corporate services with a 30-day notice while the office space requires a payment of the lesser of CAD$96,000 or the remaining term of the service agreement.

As of March 31, 2016, the Company had a total of CAD$136,000 in commitments related to its Vancouver office premises.

Outstanding Share Data

As at May 12, 2016, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.13, and 18,590,000 stock options were outstanding at weighted average exercise price of CAD$0.32 and weighted contractual life of 2.81 years.

Off Balance Sheet Arrangements

None.

Proposed Transactions

None

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the Three Months Ended March 31, 2016

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2015 audited consolidated financial statements. Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Critical accounting estimates remain the same as disclosed in the 2015 audited annual consolidated financial statements.

Financial Instruments

The Company has designated its cash, amounts due from exploration partners, marketable securities, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 3. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The recorded amount for cash, amounts due from exploration partners, accounts payable and accrued liabilities and loans payable approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.